Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

September 30, 2010

Securities and Exchange Commission

Attn: Larry Spirgel

Attn: Jonathan Groff

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

DNA Systems, Inc.

Form 10-K for fiscal year ended April 30, 2010

File Number: 333-152679

Dear Mr. Spirgel:

Please be advised that our law firm serves as legal counsel to DNA Systems, Inc., a Nevada corporation (the “Company”).

This letter is in regards to your comment letter dated September 16, 2010 (the “Comment Letter”).   The Company is in the process of addressing the comments set forth in the Comment Letter.  Due to the nature of the comments, the Company was unable to meet the filing deadline of September 30, 2010 set forth in the Comment Letter.  The Company anticipates that it will be able to respond to the comments on or before October 21, 2010.  Accordingly, on behalf of the Company, we respectfully request an additional extension until October 21, 2010 in which to submit the Company’s responses to the Comment Letter.  Your understanding with this matter is greatly appreciated.

Please forward future correspondence by fax to the number above, in addition to mailing a copy to the company.  Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Jonathan H. Sargent, Esq.

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